UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2025

Commission File Number: 001-41569

LANVIN GROUP HOLDINGS LIMITED

4F, 168 Jiujiang Road,
Carlowitz & Co, Huangpu District
Shanghai, 200001, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (No. 333-276476), the post-effective amendment No. 5 to Form F-1 on Form F-3 (No. 333-269150) and the registration statement amendment No. 1 on Form F-3 (No. 333-280891) of Lanvin Group Holdings Limited and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of Chief Risk Officer and Global General Counsel

Mr. Gong Cheng has decided to step down from his roles as Chief Risk Officer and Global General Counsel of Lanvin Group Holdings Limited (the “Company”), effective as of December 1, 2025, due to personal reasons.

Mr. Cheng’s resignation was not due to any dispute or disagreement with the Company, the board of directors of the Company, or any matter related to the operation, policies, or practices of the Company.

Appointment of the General Counsel of the Company to Take Over Overall Responsibilities of Risk Management Function

Mr. Benjamin Dornic, the General Counsel of the Company, has been appointed by the Board of Directors of the Company to take over the overall responsibilities of the risk management function of the Company, including oversight of the Company’s legal and compliance affairs, corporate governance, and such other duties as may be assigned, effective as of December 1, 2025.

Mr. Dornic joined the Company as General Counsel in November 2025. Prior to that, he served as deputy Chief Risk Officer of the Fosun Happiness business group. From 2015 to 2024, he was the General Counsel and Company Secretary of Louvre Hotels Group, a European hospitality chain part of Jing Jiang International. Previously, Mr. Dornic held general counsel positions in the wines and spirits division of the LVMH group, in the Lafarge cement group and at iMediation a software company. He started his career as an attorney with Linklaters in Paris specializing in capital markets, securities and financial law. Mr. Dornic holds a Bachelor of Law degree from the University of Paris X. He received a Master of Laws degree from the University of Paris X and from the Georgetown University Law Center as well as an Executive MBA degree from HEC Paris. He is a member of the New York and Paris bars.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANVIN GROUP HOLDINGS LIMITED

By:	/s/ Zhen Huang
	Name:	Zhen Huang
	Title:	Chairman

Date: November 26, 2025